EXHIBIT NO.99.1

RADA Signs Agreement to Sell its CACS Subsidiary

NETANYA, Israel, December 26, 2018 — RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced that it has signed an agreement to sell its ownership interest in CACS, a Chinese company engaged in the maintenance of commercial aviation equipment. CACS is presented as a “Discontinued Operation” in RADA’s financial statements. CACS will be sold for approximately a $1.5 million cash consideration. This will result in a loss from a discontinued operation of approximately $1 million in the fourth quarter of 2018.

Dov Sella, RADA’s CEO, commented, “We are pleased to conclude our efforts to sell our interest in CACS, which has not been synergistic to our principal business for a number of years and was presented as a discontinued operation in our financial statements. We are satisfied with the conclusion of this transaction, bringing an additional $1.5 million to our cash balance and enabling us to give greater focus to our growing radar’s business.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel, CFO Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com